SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 12, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule
101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule
101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Nine Month Period ended September 30, 2008.

4. Introduction
This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) and including the review report of Ernst & Young Accountants LLP. These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). Other sections of this Group Statistical Supplement are presented on an underlying basis, i.e. excluding gains/losses on divestments, profit from divested units and certain special items. A reconciliation between Underlying net profit and Net profit (attributable to shareholders of parent) in accordance with IFRS-EU is provided in Section 1.1 ‘ING Group: Income Statement’ of this Group Statistical Supplement.

4.1 Condensed consolidated balance sheet* of ING Group as at

	30 September	31 December
(in € mln)	2008	2007

Assets
Cash and balances with central banks	20,747	12,406
Amounts due from banks	68,575	48,875
Financial assets at fair value through profit and loss	294,127	327,130
Investments	271,868	292,650
Loans and advances to customers	631,474	552,964
Reinsurance contracts	5,966	5,874
Property and equipment	6,361	6,237
Other assets	76,696	66,374

Total assets	1,375,814	1,312,510

Equity
Shareholders’ equity (parent)	23,723	37,208
Minority interests	1,911	2,323

Total equity	25,634	39,531

Liabilities
Preference shares	—	21
Subordinated loans	10,178	7,325
Debt securities in issue/other borrowed funds	126,404	94,053
Insurance and investment contracts	259,752	265,712
Amounts due to banks	178,290	166,972
Customer deposits and other funds on deposit	557,203	525,216
Financial liabilities at fair value through profit and loss	172,614	169,821
Other liabilities	45,739	43,859

Total liabilities	1,350,180	1,272,979

Total equity and liabilities	1,375,814	1,312,510

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.10 are an integral part of these condensed consolidated interim accounts

4.2 Condensed consolidated profit and loss account* of ING Group for

	3 month period		9 month period
	1 July to 30 September		1 January to 30 September
(in € mln)	2008	2007	2008	2007
Interest income banking operations	24,945	20,005	71,417	55,468
Interest expense banking operations	-22,335	-17,773	-63,606	-48,791

Interest result banking operations	2,610	2,232	7,811	6,677
Gross premium income	10,380	11,395	34,109	34,603
Investment Income	955	3,136	5,768	9,592
Commission income	1,261	1,222	3,741	3,650
Other income	433	865	1,638	2,003

Total income	15,639	18,850	53,067	56,525

Underwriting expenditure	11,831	11,983	36,475	35,877
Addition to loan loss provision	373	69	704	93
Intangible amortisation and other impairments	54	—	114	-20
Staff expenses	2,213	2,021	6,581	6,199
Other interest expenses	227	313	711	871
Other operating expenses	1,630	1,731	4,915	5,264

Total expenses	16,328	16,117	49,500	48,284

Result before tax	-689	2,733	3,567	8,241

Taxation	-219	355	577	1,268

Net result (before minority interests)	-470	2,378	2,990	6,973

Attributable to:
Shareholders of the parent	-478	2,306	2,982	6,759
Minority interests	8	72	8	214

	-470	2,378	2,990	6,973

	30 September	30 September	30 September	30 September
(in Euro)	2008	2007	2008	2007
Earnings per ordinary share (attributable to shareholders of the parent)	-0.22	1.08	1.46	3.14
Diluted earnings per ordinary share	-0.23	1.07	1.45	3.11

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.10 are an integral part of these condensed consolidated interim accounts

4.3 Condensed consolidated statement of cash flows* of ING Group for the nine month period ended

	30 September	30 September
(in € mln)	2008	2007

Net cash flow from operating activities	2,567	22,662

Investments and advances:
Group companies	-1,448	-875
Associates	-857	-548
Available-for-sale investments	-177,687	-210,263
Held-to-maturity investments	-314	—
Real estate investments	-603	-537
Property and equipment	-392	-498
Assets subject to operating leases	-1,084	-1,092
Investments for risk of policyholders	-29,887	-40,769
Other investments	-534	-158

Disposals and redemptions:
Group companies	1,388	985
Associates	832	635
Available-for-sale investments	177,542	207,241
Held-to-maturity investments	1,141	784
Real estate investments	234	191
Property and equipment	100	127
Assets subject to operating leases	310	298
Investments for risk of policyholders	24,904	36,150
Other investments	10	8

Net cash flow from investing activities	-6,345	-8,321

Proceeds from issuance of subordinated loans	2,721	751
Proceeds from borrowed funds and debt securities	288,038	322,171
Repayments of borrowed funds and debt securities	-254,500	-330,784
Issuance of ordinary shares	448	392
Payments to acquire treasury shares	-2,264	-1,614
Sales of treasury shares	237	10
Dividends paid	-3,226	-3,022

Net cash flow from financing activities	31,454	-12,096

Net cash flow	27,676	2,245

Cash and cash equivalents at beginning of period	-16,811	-1,795
Effect of exchange rate changes on cash and cash equivalents	177	198

Cash and cash equivalents at end of period	11,042	648

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	5,561	6,437
Amounts due from/to banks	-15,266	-19,186
Cash and balances with central banks	20,747	13,397

Cash and cash equivalents at end of period	11,042	648

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.10 are an integral part of these condensed consolidated interim accounts

4.4 Condensed consolidated statement of changes in equity* of ING Group for the nine month period ended

			30 September			30 September
			2008			2007
	Total			Total
	shareholders’	Minority		shareholders’	Minority
(in € mln)	equity (parent)	interests	Total	equity (parent)	interests	Total

Balance at beginning of period	37,208	2,323	39,531	38,266	2,949	41,215

Unrealised revaluations after taxation	-14,021	-50	-14,071	112	-42	70
Realised gains/losses transferred to profit and loss	425	—	425	-2,018	—	-2,018
Change in cash flow hedge reserve	78	—	78	-694	—	-694
Transfer to insurance liabilities/DAC	1,815	2	1,817	1,113	4	1,117
Employee stock options and share plans	36	—	36	49	—	49
Exchange rate differences	-107	-72	-179	-708	40	-668

Total amount recognised directly in equity	-11,774	-120	-11,894	-2,146	2	-2,144

Net result	2,982	8	2,990	6,759	214	6,973
Change in composition of the group	—	-252	-252	—	-865	-865
Dividend	-3,175	-48	-3,223	-2,999	-122	-3,121
Cancellation of shares (share buy back)	-4,455	—	-4,455	—	—	—
Purchase/sale of treasury shares	2,489	—	2,489	-1,413	—	-1,413
Exercise of warrants and options	448	—	448	392	—	392

Balance at end of period	23,723	1,911	25,634	38,859	2,178	41,037

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.10 are an integral part of these condensed consolidated interim accounts

4.5 Notes to the condensed consolidated interim accounts*
INTERIM
4.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2007 Consolidated Annual Accounts of ING Group.
IFRIC 12 Service concession arrangements and IFRIC 14 The limit of a defined benefit asset, minimum funding requirements and their interaction became effective as of 1 January 2008. Neither of these interpretations had a material effect on equity or profit for the period. Reclassification of Financial Assets, Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7:Financial Instruments: Disclosures, and IFRIC 13 Customer Loyalty Programmes became effective in the third quarter. Neither of these standards nor the interpretation had a material effect on equity or profit for the period. Recently issued standards that become effective after 30 September 2008 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards or Interpretation in the first 9 months of 2008.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2007 Annual Accounts.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2007 Annual Accounts.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2007 Consolidated annual accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.

*	Unaudited

INTERIM
4.5.2 Loans and advances to customers by insurance and banking operations

	30 September	31 December
(in € mln)	2008	2007

Insurance operations	30,516	27,576
Banking operations	612,812	528,540

	643,328	556,116
Eliminations	-11,854	-3,152

	631,474	552,964

INTERIM
4.5.3 Loans and advances to customers by type — banking operations

	30 September	31 December
(in € mln)	2008	2007

Loans to or guaranteed by public authorities	25,620	23,639
Loans secured by mortgages	296,080	273,928
Loans guaranteed by credit institutions	655	2,542
Other personal lending	28,599	24,759
Other corporate loans	264,041	205,660

	614,995	530,528
Provision for loan losses	-2,183	-1,988

	612,812	528,540

INTERIM
4.5.3 Continued — Changes in loan loss provision

	Insurance		Banking		Total
	30 September	31 December	30 September	31 December	30 September	31 December
(in € mln)	2008	2007	2008	2007	2008	2007

Opening balance	31	37	2,001	2,642	2,032	2,679
Changes in the composition of the group	—	-3	—	98	—	95
Write-offs	-4	-10	-537	-952	-541	-962
Recoveries	1	1	65	58	66	59
Increase in loan loss provision	25	8	704	125	729	133
Exchange differences	—	-1	6	-19	6	-20
Other changes	—	-1	19	49	19	48

Closing balance	53	31	2,258	2,001	2,311	2,032

The closing balance is included in
- amounts due from banks	—	—	75	13	75	13
- loans and advances to customers	53	31	2,183	1,988	2,236	2,019

	53	31	2,258	2,001	2,311	2,032

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provision relating to banking operations are presented on the face of the profit and loss account.

INTERIM
4.5.4 Investment income

	Insurance		Banking		Total
3 month period	1 July to 30 September		1 July to 30 September		1 July to 30 September
(in € mln)	2008	2007	2008	2007	2008	2007

Income from real estate investments	26	17	48	66	74	83
Dividend income	124	150	18	14	142	164
Income from investments in debt securities	1,712	1,738	—	—	1,712	1,738
Income from loans	363	466	—	—	363	466
Realised gains/losses on disposal of debt securities	-80	49	10	—	-70	49
Impairments of available-for-sale debt securities	-369	-23	-361	-5	-730	-28
Realised gains/losses on disposal of equity securities	145	592	16	12	161	604
Impairments of available-for-sale equity securities	-444	-1	-184	—	-628	-1
Change in fair value of real estate investments	-3	29	-66	32	-69	61

	1,474	3,017	-519	119	955	3,136

	Insurance		Banking		Total
9 month period	1 January to 30 September		1 January to 30 September		1 January to 30 September
(in € mln)	2008	2007	2008	2007	2008	2007

Income from real estate investments	60	54	151	189	211	243
Dividend income	579	569	71	68	650	637
Income from investments in debt securities	4,877	4,971	—	—	4,877	4,971
Income from loans	1,224	1,619	—	—	1,224	1,619
Realised gains/losses on disposal of debt securities	-54	-16	26	134	-28	118
Impairments of available-for-sale debt securities	-481	-22	-392	-5	-873	-27
Realised gains/losses on disposal of equity securities	920	1,682	98	222	1,018	1,904
Impairments of available-for-sale equity securities	-732	-10	-288	-12	-1,020	-22
Change in fair value of real estate investments	-4	65	-287	84	-291	149

	6,389	8,912	-621	680	5,768	9,592

INTERIM
4.5.5 Other income

	Insurance		Banking		Total
3 month period	1 July to 30 September		1 July to 30 September		1 July to 30 September
(in € mln)	2008	2007	2008	2007	2008	2007

Net gains/losses on disposal of group companies	178	422	2	95	180	517
Valuation results on non-trading derivatives	480	-109	253	-63	733	-172
Net trading income	20	60	-495	211	-475	271
Result from associates	-53	67	2	64	-51	131
Other income	11	57	35	61	46	118

	636	497	-203	368	433	865

Result from associates includes:
Share of results from associates	-53	68	2	64	-51	132
Impairments	—	—	—	—	—	—

	-53	68	2	64	-51	132

	Insurance		Banking		Total
9 month period	1 January to 30 September		1 January to 30 September		1 January to 30 September
(in € mln)	2008	2007	2008	2007	2008	2007

Net gains/losses on disposal of group companies	226	420	8	119	234	539
Valuation results on non-trading derivatives	613	-546	523	-154	1,136	-700
Net trading income	-219	286	-18	710	-237	996
Result from associates	12	369	-21	199	-9	568
Other income	120	203	394	397	514	600

	752	732	886	1,271	1,638	2,003

Result from associates includes:
Share of results from associates	12	369	—	199	12	568
Impairments	—	—	-21	—	-21	—

	12	369	-21	199	-9	568

INTERIM
4.5.6 Segment Reporting

3 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group

1 July to 30 September 2008

Total income	3,065	6,670	3,890	950	1,825	458	-423	-796	15,639

Underlying result before tax	101	-214	19	40	420	-47	-1,082	—	-763
Divestments	—	182	—	—	—	—	—	—	182
Special items (1)	—	-73	—	—	-36	—	—	—	-109
Result before income tax	101	-105	19	40	384	-47	-1,082	—	-690

1 July to 30 September 2007 (2)

Total income	3,706	7,245	4,036	1,288	1,602	536	906	-469	18,850

Underlying result before tax	362	490	151	279	651	120	344	—	2,397
Divestments	418	-9	—	—	32	—	—	—	441
Special items	—	—	—	-45	-27	—	-33	—	-105
Result before income tax	780	481	151	234	656	120	311	—	2,733

9 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group

1 January to 30 September 2008

Total income	11,003	21,106	11,193	3,435	5,709	1,716	909	-2,004	53,067

Underlying result before tax	838	458	325	975	1,616	286	-907	—	3,591
Divestments	—	263	—	—	—	—	-15	—	248
Special items	—	-73	—	—	-199	—	—	—	-272
Result before income tax	838	648	325	975	1,417	286	-922	—	3,567

1 January to 30 September 2007 (2)

Total income	12,754	21,296	10,673	4,391	4,833	1,667	2,360	-1,449	56,525

Underlying result before tax	1,483	1,623	463	1,547	1,881	456	670	—	8,123
Divestments	460	-16	—	—	32	—	—	—	476
Special items	—	—	—	-45	-280	—	-32	—	-357
Result before income tax	1,943	1,607	463	1,502	1,633	456	638	—	8,242

(1)	Comprises expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank) of EUR 36 million and integration costs Citistreet of EUR 73 million.

(2)	In the first quarter 2008 mid corporate clients in the home markets Netherlands, Belgium, Poland and Romania have been transferred retroactively from Wholesale Banking to Retail Banking. The 2007 figures have been adjusted accordingly.

INTERIM
4.5.7 Acquisitions and Disposals
The initial accounting for the fair value of the net assets of certain companies acquired within the last 12 months has been determined only provisionally at 30 September 2008. Also, the analysis of the contributory factors relating to goodwill will only be determined once the final values have been determined. The initial accounting shall be completed within a year of acquisition in accordance with IFRS 3 and the policies, procedures and risk management of the companies acquired shall be brought in line with ING accordingly.
In the nine months to 30 September 2008
NRG
On 28 December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million. The sale resulted in net capital losses for ING of EUR 144 million, of which EUR 129 million are booked in 4Q2007, EUR 17 million in 1Q2008 and a profit of EUR 2 million in 2Q2008. The 2008 results were predominantly caused by currency exchange rate changes. The sale was closed in 2Q2008.
Chile health business
Consistent with its increasing focus on wealth management, ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners on 10 January 2008. The sale resulted in a net capital gain of EUR 62 million in 1Q2008.
Latin American pension business
On 17 January 2008, ING closed the final transaction to acquire 100 percent of Banco Santander’s pension and annuity businesses in Mexico, Chile, Colombia, Uruguay and Argentina for a total consideration of EUR 1.1 billion.
Retail Netherlands
On 5 March 2008 ING announced that it will make a substantial investment in its retail banking branch network in the Netherlands to further raise ING’s potential for future growth. The investment is in line with the strategy in the Netherlands to combine Postbank and ING Bank under one single brand.
CitiStreet
On 2 May 2008, ING Group announced that it reached an agreement with Citigroup, Inc. and State Street Corporation to acquire CitiStreet, a leading retirement plan and benefit service and administration organisation in the US defined contribution marketplace, for a total consideration of EUR 570 million. On 1 July 2008, ING received final regulatory approvals and completed the acquisition.
Interhyp
On 19 May 2008, ING Direct announced its plan to launch a public tender offer for Interhyp AG, Germany’s largest independent residential mortgage distributor, at EUR 64 per share, reflecting a valuation of the company at EUR 416 million. The public takeover was successfully closed on August 18. The transaction was booked in 3Q2008.
Oyak Emeklilik
On 17 June 2008, ING reached an agreement with Oyak Group to acquire the voluntary pension fund Oyak Emeklilik. Under the terms of the agreement, ING will acquire 100% for a total consideration of EUR 110 million. The transaction is subject to regulatory approval and is expected to be closed and booked in the fourth quarter of 2008.
Mexican Insurance Business
On 22 July 2008, ING announced it had received regulatory approval to complete the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced on 12 February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale will allow ING to focus on growing its existing Mexican pension (Afore) and annuities businesses. The capital gain of EUR 182 million was booked in 3Q2008.
Subsequent to 30 September 2008
Taiwan
On 20 October, 2008, ING announced the sale of its Taiwanese life insurance business to Fubon Financial Holding Co. Ltd. for a total consideration of EUR 447 million. ING will be paid in shares and subordinated debt securities of Fubon Financial Holding. Upon closing of the transaction ING will be a 5% shareholder of Fubon Financial Holding, which represents a value of approximately EUR 165 million. The transaction will result in a book loss of EUR 427 million and is expected to be closed in the first quarter of 2009, but will be booked in the fourth quarter of 2008 pending regulatory approval.
Argentina
In October, the Government of Argentina proposed legislation to nationalise the private pension system. The carrying value of ING’s business activities in Argentina is currently EUR 225 million, of which EUR 137 million relates directly to the Pension Fund business.

INTERIM
4.5.8 Issuances, repurchases and repayment of debt and equity securities in issue
Preference shares A
On 5 March 2008, ING announced the tender offer for the six million issued and outstanding (depositary receipts of) preference shares A of ING Groep N.V., with a nominal value of EUR 1.20 each. The purchase price for each share offered in accordance with the tender offer is EUR 3.60, or EUR 22 million in total. The purchase has no significant impact on ING Group’s earnings or key ratios. All preference shares A not held by ING will be cancelled.
ING Perpetuals IV
On 3 April 2008, ING announced that it intends to issue euro-denominated perpetual subordinated bonds, called ING Perpetuals IV. On 10 April, ING announced it had raised EUR 1.5 billion; the coupon rate was fixed at 8% with issue price par. ING has submitted an application for the ING Perpetuals IV to be traded on Euronext Amsterdam by NYSE Euronext. The issue qualifies as hybrid Tier-1 capital for ING Group, and the proceeds from the sale will be used to finance organic growth.
Buyback
On 23 May 2008, ING announced it had completed the share buyback programme started in June 2007. Under the programme ING has repurchased 183 million ordinary shares in the market for a total consideration of EUR 4.9 billion. The average purchase price for the total programme was EUR 26.77.
Strengthening core capital
On 19 October 2008, ING announced that it had reached an agreement with the Dutch government to strengthen its capital position. ING will issue non-voting core Tier-1 securities for a total consideration of EUR 10 billion to the Dutch State. The transaction will bring the pro-forma ING Bank core Tier-1 ratio to around 8%, strengthen the insurance balance sheet and reduce the pro-forma ING Group debt/equity ratio to under 10%.
ING will issue 1 billion non-voting core Tier-1 securities to the Dutch State at a price of EUR 10 per security. The Dutch Central Bank classifies the securities as core tier-1 capital. The securities are pari passu with ordinary common equity meaning the Dutch State will rank exactly the same as common shareholders. The structure of the transaction is designed to avoid dilution of existing shareholders. The security is only transferable with the permission of ING and the Dutch Central Bank.
ING has the right to buy back all or some of the securities at any time at 150% of the issue price. Further, ING has the right to convert all or some of the securities into (depositary receipts for) ordinary shares on a one-for-one basis, from three years after the issuance onwards. If ING chooses to do so, the Dutch State can opt for repayment of the securities at EUR 10 in cash. The coupon on the core Tier-1 securities is only payable if a dividend — either interim or final — is paid on common shares over the financial year preceding the coupon date.
INTERIM
4.5.9 Market developments
The turmoil in financial markets intensified towards the end of the third quarter, with falling prices across most major asset classes throughout the world. Additionally, credit spreads widened significantly. Trading volumes decreased generally and in certain cases (especially RMBS Alt-A and Subprime) markets are no longer active. The financial impact on ING Group’s net profit and equity is summarised below.
In the first 9 months of 2008 the total expense recognised in the profit and loss relating to the pressurised assets classes in the ongoing credit and liquidity crisis was EUR 549 million (EUR 409 million in the third quarter, EUR 60 million in the second quarter, and EUR 80 million in the first quarter). These amounts relate to exposures to pressurised asset classes including leveraged finance, monoline insurers and investments in Structured Investment Vehicles (SIVs) and Asset-Backed Commercial Paper. The third quarter amount comprises EUR 198 million relating to RMBS Alt-A investments, EUR 181 million relating to CDOs, and EUR 30 million relating to Subprime investments. Furthermore ING recognised in the third quarter EUR –2,509 million, in the second quarter EUR -398 million and in the first quarter EUR -3,627 million directly in equity relating to the pre-tax revaluation of pressurised asset classes. Disclosure on Special Purpose Entities is provided in Note 27 in the 2007 Annual Report; no material changes occurred in the first 9 months of 2008. Additionally the third quarter results have been impacted by losses on exposures to Lehman, Washington Mutual and Iceland banks totalling EUR 416 million (EUR nil in the second quarter and EUR nil in the first quarter) and impairment on equity securities of EUR 628 million (EUR 348 million in the second quarter and EUR 44 million in the first quarter).
In Note 33 ‘Fair value of financial assets and financial liabilities’ of the 2007 ING Group Annual Accounts ING disclosed the source of the fair values used in the Annual Accounts. As disclosed in note 33 under level ‘Published price quotations’ “A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis”. For Residential Mortgage Backed Securities (RMBS) fair values are primarily based on prices and quotes from pricing services and brokers. Until 3Q2008 these represented prices and quotes in an active market. As a result, ING included such investments in “Published price quotations”. In 3Q2008, ING continued to use the same valuation methodology but, given that these markets are less liquid, the prices and quotes obtained can no longer be considered as prices and quotes in an active market. As a result ING reclassified the RMBS investments, with a value of approximately EUR 25 billion, held from “Published price quotations” to “Valuation techniques not supported by market inputs”.

INTERIM
4.5.10 Subsequent events
As mentioned in notes 4.5.7 and 4.5.8, the following subsequent events have occurred subsequent to the quarter end:
Acquisitions and disposals
ING announced the sale of its Taiwanese life insurance business for a total consideration of EUR 447 million, with an expected loss of EUR 427 million after tax. This transaction is expected to be completed in 1Q 2009. At 30 September 2008 the carrying amounts of the total assets and total liabilities were EUR 15,312 million and EUR 14,529 million respectively.
In addition, the Argentinean government announced its intention to nationalise certain private pension plans due to the ongoing credit crisis. ING has a total investment in the affected plans of approximately EUR 225 million.
Strengthening core capital
On 19 October 2008, ING announced that it had reached an agreement with the Dutch government to strengthen its capital position. ING will issue non-voting core Tier-1 securities for a total consideration of EUR 10 billion to the Dutch State. The transaction will bring the pro-forma ING Bank core Tier-1 ratio to around 8%, strengthen the insurance balance sheet and reduce the pro-forma ING Group debt/equity ratio to around 10%.

4.6 Review report
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
REVIEW REPORT
Introduction
We have reviewed the accompanying condensed consolidated balance sheet of ING Groep N.V. (the ‘Company’), Amsterdam, as at 30 September 2008, the related condensed consolidated profit and loss account for the three-month period and the nine-month period then ended, and the related condensed consolidated statement of cash flows and statement of changes in equity for the nine-month period then ended and explanatory notes. Management of the Company is responsible for the preparation and presentation of these condensed consolidated interim accounts in accordance with International Financial Reporting Standards as adopted by the European Union (‘IAS 34’). Our responsibility is to express a conclusion on these condensed consolidated interim accounts based on our review.
Scope of Review
We conducted our review in accordance with Dutch law, including Standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim accounts are not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 12 November 2008
signed by C.B. Boogaart
for Ernst & Young Accountants LLP

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 12, 2008